Filed Pursuant to Rule 433
Registration No. 333-133548
October 18, 2007
Underwriting Agreement dated October 18, 2007

Issuer:	Public Service Company of Oklahoma
Designation:	Senior Notes, Series G, due 2047
Principal Amount:	$225,000,000
Ratings:	Aaa by Moody’s Investors Service, Inc. AAA by Standard & Poor’s Ratings Services
Insurer:	Financial Guaranty Insurance Company
Transaction Date:	October 18, 2007
Settlement Date:	October 25, 2007 (T+5)
Maturity:	September 30, 2047
Redemption Terms:	On or after October 25, 2012 at 100% of the principal amount of the Senior Notes being redeemed, plus accrued interest thereon to the date of redemption
Interest:	6.625% payable quarterly on March 31, June 30, September 30 and December 31, commencing December 31, 2007
Public Offering Price:	100% of the principal amount thereof
Minimum Denomination:	$25.00
Expected Listing:	NYSE
CUSIP:	744533 704
Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. Incorporated UBS Securities LLC

Recent Developments

On October 18, 2007, FGIC Corporation, the parent company of Financial Guaranty Insurance Corporation (“Financial Guaranty”), announced that it expects third quarter 2007 financial results to be negatively impacted by a mark-to-market (or fair value) adjustment on Financial Guaranty’s insured credit derivative portfolio.  The announcement stated that the adjustment, which relates principally to transactions that Financial Guaranty has guaranteed in credit default swap form, is expected to produce an unrealized loss of approximately $206 million before taxes for the quarter and to result in a net loss of approximately $65 million for the quarter.

The announcement also stated management’s belief that the adjustment does not reflect the credit quality of Financial Guaranty’s insured credit derivative portfolio and that there is a low potential for Financial Guaranty to pay claims that would have a material impact on its claims-paying resources.  In addition, the announcement stated that the continuing volatility in the credit markets may lead to positive or negative fair value adjustments in the future.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-866-500-5408, Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649 or UBS Securities LLC toll free at 1-888-722-9555, extension 1088.